Exhibit 99.(d)(6)(C)

Schedule A

to

Sub-Advisory Agreement between

Park Avenue Institutional Advisers LLC and

Allspring Global Investments, LLC

Dated November 1, 2021

Amended as of May 1, 2026

Series Guardian Mid Cap Relative Value VIP Fund	Fee (as an annual percentage of average daily net assets of the Series): 0.40% of the first $100 million in assets; 0.35% on the next $50 million in assets; 0.30 over $150 million in assets
Guardian Short Duration Bond VIP Fund	0.09% of the first $100 million in assets; 0.07% over $100 million in assets